Exhibit 99.1

Pan American Silver appoints Neil de Gelder to its Board of Directors

VANCOUVER, July 3, 2012 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced the appointment of Mr. Neil de Gelder, Q.C. to the Company's Board of Directors.  Mr. de Gelder is Executive Vice-President of Stern Partners Inc., a private Vancouver-based diversified investment firm.  He is a well-known Vancouver lawyer with 25 years' experience in corporate law as a senior partner with a large national law firm.  Mr. de Gelder also served as Executive Director of the British Columbia Securities Commission for three years.

Ross Beaty, Pan American's founder and Chairman, said, "I am very pleased that we have attracted Neil to our Board of Directors. I am certain that Neil's experience and personality will make him an outstanding Board member and I look forward to working with him as we continue our growth as one of the world's leading silver mining companies."

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently-acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro and the La Virginia development project in Sonora, Mexico.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 13:00e 03-JUL-12